Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	March 21, 2018

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended December 31, 2017 (“Q4 2017” or the “Quarter”), the year ended December 31, 2017 (the “Year”) and the period ended March 21, 2018. It should be read in conjunction with the Consolidated Financial Statements of Caledonia for the year ended December 31, 2017 (“the Consolidated Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Consolidated Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Group”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to thousands of US Dollars, unless otherwise stated.

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TABLE OF CONTENTS

1.	Overview

2.	Highlights

3.	Summary Financial Results

4.	Operations at Blanket Mine

4.1.	Safety, Health and Environment

4.2.	Social Investment and Contribution to the Zimbabwean Economy

4.3.	Gold Production

4.4.	Underground

4.5.	Metallurgical Plant

4.6.	Production Costs

4.7.	Capital Projects

4.8.	Indigenisation

4.9.	Opportunities and Outlook

5.	Exploration and Project Development

5.1.	Blanket Exploration

5.2.	Blanket Satellite Prospects

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

10.1.	Cost per ounce

10.2.	Average realised gold price

10.3.	Adjusted earnings per share

11.	Related Party Transactions

12.	Critical Accounting Policies

13.	Financial Instruments

14.	Dividend Policy

15.	Management and Board

16.	Securities Outstanding

17.	Risk Analysis

18.	Forward-Looking Statements

19.	Controls
20.	Qualified Person

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1.	OVERVIEW

Following the implementation of indigenisation at the Blanket Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe. Caledonia continues to consolidate Blanket, as explained in note 5 to the Consolidated Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2.	HIGHLIGHTS

	3 months ended December 31		12 months ended December 31		Comment
	2016	2017	2016	2017
Gold produced (oz)	13,591	16,425	50,351	56,133	Increased gold production due to higher tonnes milled and higher grade
On-mine cost per ounce ($/oz)[1]	614	556	636	633	On-mine costs are stable for the year but 9% lower in the Quarter compared to the fourth quarter of 2016 due to the higher production in the Quarter which meant that fixed costs were spread over more production ounces
All-in sustaining cost ($/oz) (“AISC”)[1]	843	901	912	847	AISC in the fourth quarter of 2016 was low due to the recognition of the entire 2016 export incentive credit in the quarter. Lower year-on-year AISC reflects lower administrative expenses and higher export incentive credit and sales ounces
Average realised gold price ($/oz)[1]	1,187	1,256	1,232	1,243	The average realised gold price reflects changes in the price of gold
Gross profit [2]	6,888	8,411	23,492	26,321	Higher gross profit in the Quarter and Year reflects increased sales ounces and a higher realised gold price
Net profit attributable to shareholders	3,258	3,232	8,526	9,384	Increased net profit for the Year reflects increased gross profit and reduced administrative costs
Adjusted basic earnings per share (“EPS”)[3] (cents)	41.4	48.6	98.6	135.4	Higher adjusted EPS reflects increased net profit in the Year and the elimination from adjusted EPS in 2016 of the profit arising on the sale of treasury bills
Cash and cash equivalents	14,335	12,756	14,335	12,756	Cash balance remains robust but should be seen in the context of increased trade payables at Blanket due to the shortage of foreign currency in Zimbabwe
Cash from operating activities	6,940	7,914	23,011	24,512	Cash from operating activities remains strong

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1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this document. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures. Per share data for current and prior periods has been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017.

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Safety

Regrettably, there were two fatal accidents in Year and a third fatal accident occurred on February 23, 2018. The directors and management of Caledonia and Blanket express their sincere condolences to the families and colleagues of each of the deceased.

Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department (the “Inspectorate”) in its enquiries into this incident.

Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to re-inforce adherence to prescribed safety procedures through increased training activities.

Record production

16,425 ounces of gold were produced during the Quarter, 14% more than the 14,396 ounces produced in the third quarter of 2017 (the “preceding quarter”), which was itself a new production record. 56,133 ounces of gold were produced in the Year, 11.5% more than in 2016. The increased production was due to higher tonnes mined as the remedial measures that were taken in previous quarters to address logistical constraints bore fruit and improved grades which resulted from increased mining of higher grade areas as mine flexibility continues to improve.

Resource upgrade

On November 2, 2017 the company announced that total Measured and Indicated gold ounces at Blanket Mine had increased by 6% from 671,000 ounces in December 2016 to 714,000 ounces as at August 31, 2017. Total Measured and Indicated resources at August 31, 2017 were 5.62 million tonnes at a grade of 3.95g/t. Inferred gold resources at Blanket increased by 47% from 604,000 ounces in December 2016 to 887,000 ounces at August 31, 2017. Total Inferred resources at August 31, 2017 were 5.53 million tonnes at a grade of 4.99g/t.

The update resulted in a modest decline in the average grade of the resources in the Indicated category as a result of additional infill drilling data although the average resource grade remains well above the current mill feed grade. Caledonia expects the mined grade to trend upwards over time as higher-grade resources are accessed at depth.

This resource update marks the 6th successive year of sustained resource growth at Blanket mine. Blanket’s resources (both in terms of Measured & Indicated resources and Inferred resources) have grown by approximately 69 per cent since 2011 despite mining over 250,000 ounces over this period.

Extension of the Central Shaft Project at Blanket Mine

Following the announcement of an updated resource statement on November 2, 2017, on November 10, 2017 Caledonia announced that it plans to extend the depth of the Central Shaft which is currently under construction at Blanket by a further 250 metres to a shaft bottom depth of 1,330 metres. The extension of the Central Shaft will add two further production levels on 34 level at 1,110 metres and on 38 level at 1,230 metres in addition to the two levels that are already planned on 26 level (870 metres) and 30 level (990 metres). It is expected that the extended shaft will be fully commissioned by the end of the first quarter of 2020.

The extension of the shaft and associated capital development of additional production levels will cost approximately $18 million which will be funded by Blanket’s internal cash generation. The additional capital investment is not expected to have any effect on the continuation of Caledonia’s existing dividend.

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The addition of two further production levels will provide access to the Indicated and Inferred resources below 30 level and potentially increase Blanket’s projected life of mine by a further four years to 2031.

The extension of the Central Shaft before it has been completed, equipped and commissioned is understood to be significantly cheaper, quicker and less disruptive than a subsequent extension after commissioning.

Caledonia has also initiated a mid-shaft loading system at Blanket using the existing Central Shaft infrastructure to handle development waste. This is expected to improve Blanket’s waste handling capacity and alleviate pressure on Number 4 shaft which in turn should have a positive effect on both production flexibility and horizontal development.

The extension of the Central Shaft and the introduction of mid-shaft loading will extend the completion date for Central Shaft from late 2019 until early 2020, but will not delay the target production of 80,000 ounces of gold by 2021.

Dividend Policy

On July 4, 2017, following the consolidation on June 26, 2017 of the company’s shares, the Company announced an increased quarterly dividend of 6.875 cents per share which was paid on July 28, 2017 and a further quarterly dividend of the same amount was paid on October 27, 2017 and January 26, 2018. The dividend of 6.875 cents per share effectively maintains the dividend at the previous level of 1.375 cents per share, after adjusting for the effect of the one-for-five consolidation. The quarterly dividend of 6.875 cents per quarter is Caledonia’s current dividend policy which it is envisaged will be maintained.

Strategy and Outlook

Caledonia’s strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and has been revised as discussed above to reflect the recent resource upgrade. Caledonia’s board and management believe that the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and increased flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future.

Changes to the Indigenisation Legislation

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 announced a relaxation in the indigenisation policy which, amongst other things, includes the removal of an indigenisation requirement for gold mining companies. These pronouncements were passed into law in March 2018. In light of the changed legislation, the Blanket (which expression in this paragraph means the company owning Blanket Mine) and Caledonia boards have agreed to implement a transaction which is expected to result in the dilution of the shareholdings of Blanket’s indigenous shareholders and a corresponding increase in Caledonia’s shareholding in Blanket from 49% to slightly over 50%. Caledonia will also evaluate the potential to buy back the shareholdings in Blanket that are currently held by certain indigenous partners. However, it is our intention to retain the employee and community shareholders (both of which currently hold 10% of Blanket each) as long term shareholders of Blanket. Any transactions would reflect the value of the indigenous shareholders’ shareholding in Blanket after deducting the value of the outstanding facilitation loans. At this stage there is no certainty that agreement will be reached on transactions in respect of any shareholding.

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3.       SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the quarters ended December 31, 2017 and 2016 and the years ended December 31, 2017, 2016 and 2015 prepared under IFRS.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended December 31		12 months ended December 31
	2016	2017	2015	2016	2017

Revenue	15,251	19,599	48,977	61,992	69,762
Royalty	(583)	(986)	(2,455)	(2,923)	(3,498)
Production costs	(6,873)	(9,188)	(30,019)	(32,086)	(36,180)
Depreciation	(907)	(1,014)	(3,322)	(3,491)	(3,763)
Gross profit	6,888	8,411	13,181	23,492	26,321
Other income	1,244	535	110	1,330	2,399
Other expenses	(55)	-	-	(55)	-
Administrative expenses	(2,030)	(1,370)	(7,622)	(7,263)	(5,911)
Foreign exchange (loss)/gain	(173)	(396)	2,850	(505)	(380)
Cash settled share based expense	129	(369)	(24)	(618)	(976)
Equity settled share based expense	(170)	-	-	(170)	(835)
Sale of Blanket Mine treasury bills	(1)	-	-	3,202	-
Margin call on gold hedge	-	-	-	(435)	-
Operating profit	5,832	6,811	8,495	18,978	20,618
Net finance cost	(34)	(7)	(535)	(176)	(31)
Profit before tax	5,798	6,804	7,960	18,802	20,587
Tax expense	(1,920)	(2,815)	(2,370)	(7,717)	(8,691)
Profit for the period	3,878	3,989	5,590	11,085	11,896

Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	216	350	(3,291)	262	373
Tax credit on other comprehensive income	-	-	199	-	-
Total comprehensive income for the period	4,094	4,339	2,498	11,347	12,269

Profit attributable to:
Shareholders of the Company	3,258	3,232	4,779	8,526	9,384
Non-controlling interests	620	757	811	2,559	2,512
Profit for the period	3,878	3,989	5,590	11,085	11,896

Total comprehensive income attributable to:
Shareholders of the Company	3,474	3,582	1,687	8,788	9,757
Non-controlling interests	620	757	811	2,559	2,512
Total comprehensive income for the period	4,094	4,339	2,498	11,347	12,269

Earnings per share (i)
Basic	30.5	29.5	44.5	79.5	86.5
Diluted	31.0	29.4	44.5	79.0	86.4
Adjusted earnings per share (i) (ii)
Basic	41.4	48.6	44.5	98.6	135.4

(i)	Earnings per share (“EPS”) and adjusted EPS for current and prior periods have been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017
(ii)	Adjusted EPS is a non-IFRS measure. Refer to Section 10 for a discussion of non-IFRS measures

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Revenues comprise the proceeds of gold sales to Fidelity Printers and Refiners Limited (“Fidelity”) after deducting a 1.25% early settlement discount and other realisation costs, including refining costs, but before the royalty which is payable to the Zimbabwe Government and before the export incentive credit which is categorised in Other income and is discussed below. Revenues in the Quarter were 28.5% higher than in the fourth quarter of 2016 (the “comparable quarter”). 15,594 ounces of gold were sold in the Quarter representing a 21.5% increase on the 12,833 ounces that were sold in the comparable quarter. The average realised gold price[4] in the Quarter was $1,256 per ounce – 5.8% higher than the average realised price in the comparable quarter of $1,187 per ounce. Revenues in the Year were 12.5% higher than in 2016 due to an 11.5% increase in the ounces of gold sold and a 0.9% increase in the average realised gold price.

The royalty rate payable to the Zimbabwe Government was unchanged at 5%.

Production costs increased in the Quarter and the Year primarily due to the increase in the tonnes mined and milled. The on-mine cost per ounce4 decreased by 9.4% from $614 per ounce in the comparable quarter to $556 per ounce in the Quarter. The on-mine cost per ounce for the Year decreased by 0.4% from $636 per ounce in 2016 to $633 per ounce. AISC4 per ounce increased by 6.9% in the Quarter compared to the comparable quarter from $843 per ounce to $901 per ounce largely due to the recognition in the comparable quarter of the export incentive credit for the full year of 2016 as discussed further below. Thereafter, the export incentive credit was recognised on an accrual basis. A more accurate representation of the change in AISC per ounce is provided by comparing the cost for the Year to the cost for 2016. The AISC per ounce in the Year was $847, 7.1% lower than the AISC per ounce of $912 in 2016. The reduction was due to a higher export incentive credit (due to an increase in the rate from 2.5% of gold revenues to 3.5% of gold revenues and higher gold revenues) and lower general and administrative expenses.

The depreciation charge increased because it is calculated on the basis of units of production and production was higher than in the comparable quarter.

Other income and expenses in the Quarter includes the export incentive credit of $689 (2016: $1,104) received from the Government of Zimbabwe. The export incentive credit for the Year was $2,446 (2016: $1,104). In May 2016, the Reserve Bank of Zimbabwe announced a scheme to encourage increased gold production and thereby increase the quantity of gold exports from Zimbabwe. In terms of the scheme, in 2016 Blanket received an export incentive credit to the value of 2.5% of the sale proceeds of the gold sold to Fidelity. From January 1, 2017 to December 31, 2017 the export incentive credit rate was increased to 3.5%. The accumulated value of the export incentive credit for the whole of 2016 was recognised in the comparable quarter after receiving payment in December 2016 for the amount due as at November 30, 2016. Thereafter the amount receivable in terms of this scheme was recognised as part of Other income and expenses on a receivable basis. The increase in the export credit for the Year compared to 2016 was due to the increased export incentive rate from 2.5% to 3.5% and the increase in the value of gold revenues primarily due to higher ounces sold.

Administrative expenses in the Quarter were 32.5% lower than the comparable quarter and 18.2% lower in the Year compared to 2016. The reduction was due largely to lower third party consulting and advisory fees which was partly due to the appointment of in-house legal counsel in early 2017 which reduced the Company’s reliance on external legal advice and a reduction in the use of external consultants to evaluate investment opportunities.

Foreign exchange movements in the profit and loss statement relate to gains and losses arising on US Dollar-denominated cash balances and transactions made within the group other than in the reporting currency of the Group.

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4 “Average realised gold price”, “on-mine cost per ounce” and “AISC” are non-IFRS measures. Refer to Section 10 for a discussion of non-IFRS measures

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The cash settled share based payment expense (or credit) is an accrual for a payment which is expected to arise from the awards (the “LTIP” or “LTIP awards”) which were made in 2016 pursuant to the Company’s 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”) to certain executives in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). In addition, during the Quarter, Caledonia Mining South Africa (“CMSA”) granted cash-settled share awards to certain employees based in South Africa which were designed as a substitute for employees’ annual bonuses to introduce an incentivisation element based on the Company share price. The cash-settled share-based expense in the Quarter was $680 (2016; credit $129). The cash-settled share-based expense in the Year was $976 (2016: $369). The charge reflects a combination of factors which include the estimated share price of the awards at vesting, the erosion of the time period until vesting, the increase in the number of RSUs due to the re-investment of attributable dividends and estimated performance criteria. Further information on the calculation of the charge is set out in note 23.2 to the Consolidated Financial Statements.

The tax expense comprises the following:

Analysis of Consolidated Taxation Charge for the Year
($’000’s)
	Blanket Mine	CMSA	Total
Income tax	3,248	526	3,774
Withholding tax	629	593	1,222
Deferred tax	3,710	(15)	3,695
	7,587	1,104	8,691

The overall effective taxation rate in the Quarter was 41.3%, compared to 33.1% in the comparable quarter. The overall effective taxation rate in the Year was 42.2% compared to 41.0% in 2016. The current income tax rate in the Year was 18.3%, due to the continued high level of capital expenditure, which is deducted from taxable income for the purposes of calculating income tax in Zimbabwe. The combined rate of income tax and deferred tax is 36.3%, which is higher than the rate of income tax in Zimbabwe (which is 25.75%), largely due to the non-deductibility for Zimbabwean income tax of the royalty and the management fee payable from Blanket to CMSA, the combined effect of which is reduced by the exemption from Zimbabwean income tax of the export incentive credit. Withholding tax is levied on certain remittances from Zimbabwe and reflects the value of such transactions. Withholding tax increased from $503 in 2016 to $1,222 in the Year due to a change in the tax regulations in Zimbabwe which meant that the majority of the management fee paid by Blanket to CMSA is treated as a dividend and therefore gives rise to an incremental withholding tax charge. Deferred taxation is a non-cash item which reflects the difference between the treatment of capital expenditure for tax purposes and for accounting purposes.

The non-controlling interest is 16.2% of the net profit of Blanket which is attributable to Blanket’s indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation. This is explained in note 5 of the Consolidated Financial Statements.

Per share information reflects the revised shares in issue following the share consolidation on June 26, 2017. Per share information for all prior periods has been restated accordingly throughout this document.

Adjusted EPS is a non-IFRS measure which reflects Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses and non-cash items such as the charges for deferred tax and the equity-settled share based expense arising on the modification of the facilitation loans (as discussed below) in the second quarter of 2017. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

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The table below sets out the consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015 prepared under IFRS.

Condensed Consolidated Statement of Cash Flows ($’000’s)
	12 months ended December 31
	2015	2016	2017
Cash flows from operating activities
Cash generated from operations	8,823	25,671	28,885
Net interest paid	(492)	(194)	(161)
Tax paid	(1,462)	(2,466)	(4,212)
Cash from operating activities	6,869	23,011	24,512

Cash flows from investing activities
Acquisition of property, plant and equipment	(16,567)	(19,885)	(21,639)
Proceeds from property, plant and equipment	-	3	-
Net cash used in investing activities	(16,567)	(19,882)	(21,639)

Cash flows from financing activities
Dividends paid	(2,504)	(2,994)	(3,310)
Term loan proceeds/(repayments)	-	3,000	(1,500)
Term loan - transaction cost	-	(73)	-
Shares issued	-	433	246
Share re-purchase cost	-		(146)
Net cash (used in)/from financing activities	(2,504)	366	(4,710)

Net (decrease)/ increase in cash and cash equivalents	(12,202)	3,495	(1,837)
Effect of exchange rate fluctuations on cash held	-	(40)	258
Cash and cash equivalents at beginning of the period	23,082	10,880	14,335
Cash and cash equivalents at end of the period	10,880	14,335	12,756

Risks that may affect Caledonia’s future financial position are discussed in Section 17 of the MD&A.

Cash generated from operating activities is analysed in note 26 to the Consolidated Financial Statements. Cash generated by operating activities in the Year was $24,512 (2016: $23,011); the increase was due mainly to higher operating profit, which is discussed above in the discussion of the consolidated profit and loss. The charge in respect of the share based expense arising from the LTIP awards is added back to operating profit as it is not a cash expense in the Year.

Net cash investment in property, plant and equipment in the Year was $21,639 (2016: $19,885) in terms of the Investment Plan, which is discussed further in Section 4.7 of this MD&A and expenditure on sustaining capital investment.

The dividends paid in the Year relate to the dividends paid by Caledonia and the share of dividends paid by Blanket which accrued to Blanket’s indigenous Zimbabwean shareholders after repayments of the facilitation loans and servicing of the facilitation loans.

Cash at December 31, 2017 was $12,756 (2016: $14,335) of which $1,914 was held by Blanket as part of its normal working capital, $4,383 was held by Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, in Zimbabwe, and the balance was held primarily in the UK, South Africa and Jersey. The amount held by CHZ reflects a receipt of approximately $2 million a few days before the Year end in respect of a dividend paid by Blanket and the related repayments of facilitation loans. The cash balance should be seen in the context of the increased trade and other payables, which reflects the general shortage of foreign exchange in Zimbabwe.

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The table below sets out the consolidated statements of Caledonia’s financial position at December 31, 2017, 2016 and 2015.

Consolidated Statements of Financial Position
($’000’s)	As at	December 31	December 31	December 31
		2015	2016	2017
Total non-current assets		49,276	64,917	82,143
Inventories		6,091	7,222	9,175
Prepayments		667	810	709
Income tax receivable		397	-	-
Trade and other receivables		3,839	3,425	4,962
Cash and cash equivalents		12,568	14,335	13,067
Total assets		72,838	90,709	110,056
Total non-current liabilities		14,080	21,560	25,243
Current portion of term loan facility		-	1,410	1,486
Trade and other payables		6,656	8,077	12,660
Income taxes payable		53	345	1,145
Bank overdraft		1,688	-	311
Total liabilities		22,477	31,392	40,845
Total equity		50,361	59,317	69,211
Total equity and liabilities		72,838	90,709	110,056

Non-current assets increased due to the continued investment in terms of the Investment Plan and investment to sustain existing operations.

The increase in inventories reflects the increased scale of operations at Blanket. Inventories includes consumables such as explosives which will be used in the capital projects and gold-in-progress at the end of the Year. The level of gold-in-progress at each year end is determined by the timing of deliveries of bullion during the year-end holiday period in Zimbabwe. All of the gold-in-progress was converted to doré immediately after the end of the Year and has subsequently been sold to Fidelity. Prepayments represents deposits and advance payments for goods and services, including capital items that are being fabricated and which will be delivered to Blanket in due course.

Trade and other receivables are analysed in note 17 to the Consolidated Financial Statements and includes $1,386 due from Fidelity in respect of gold deliveries immediately prior to the close of business on December 31, 2017 and $2,407 due from the Zimbabwe Government in respect of VAT refunds. The amount due from Fidelity was received in full in January 2018; partial payment has been received following the end of the Year in respect of the VAT receivable.

The increase in trade and other payables reflects the shortage of foreign exchange to make payments from Zimbabwe to offshore creditors, the largest of which is in respect of electricity supplies.

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The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying audited and unaudited financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Mar 31, 2016	Jun 30, 2016	Sept 30, 2016	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sept 30, 2017	Dec 31, 2017
Revenue from operations	13,423	15,681	17,637	15,251	16,449	15,484	18,230	19,599
Profit attributable to owners of the Company	543	3,607	1,118	3,258	2,338	694	3,120	3,232
Earnings per share – basic (cents) (i)	5	33.5	10	30.5	21.5	6.1	29.4	29.5
Earnings per share – diluted (cents) (i)	5	33.5	9.5	31	21.4	6.1	29.4	29.4
Cash and cash equivalents (net)	8,841	10,581	12,390	14,335	11,722	10,878	11,830	12,765

(i) Per share data have been adjusted to reflect the effective 1-for-5 share consolidation which was effected on June 26, 2017

The quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation and share based payment costs. Significant changes relating to prior quarters are discussed in the relevant MD&As and financial statements.

4.       OPERATIONS AT BLANKET MINE

4.1	Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017
Fatal	0	0	0	0	0	1	1	0
Lost time injury	2	0	1	3	0	1	5	0
Restricted work activity	6	4	6	4	12	3	2	4
First aid	4	2	2	0	1	7	1	2
Medical aid	1	5	2	1	6	11	9	4
Occupational illness	0	0	0	0	1	0	0	0
Total	13	11	11	8	20	23	18	10
Incidents	13	9	10	10	10	10	10	11
Near misses	9	5	6	2	4	9	6	2
Disability Injury Frequency Rate	0.44	0.00	0.20	0.55	0.00	0.33	0.95	0.00
Total Injury Frequency Rate	2.87	2.30	2.16	1.46	3.51	3.81	2.86	1.57
Man-hours worked (thousands)	906	957	1,019	1,093	1,140	1,206	1,257	1,271

Total injuries in the Quarter were 10, compared to 18 in the previous quarter. The improved safety performance in the Quarter reflects an increase in management focus on safety during the year as a result of the fatalities and an increase in injuries earlier in 2017. Initiatives that were taken in the Quarter include the introduction of a safety booklet which sets out safety standards and procedures and which has been rolled out to all employees to ensure that they understand and adhere to the prescribed procedures.

4.2       Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

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Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year	2012	416	3,000	20,569	23,985
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,426
Year	2016	12	-	10,637	10,649
Quarter 1	2017	5	-	2,945	2,950
Quarter 2	2017	-	-	2,904	2,904
Quarter 3	2017	-	-	3,575	3,575
Quarter 4	2017	-	-	2,564	2,564
Year 2017	2017	5	-	11,988	11,993

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 11 quarters, the years 2014, 2015, 2016 and 2017 and January and February 2018 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2014	390,735	3.55	93.4	41,771
Quarter 1	2015	104,755	3.19	92.7	9,960
Quarter 2	2015	103,551	3.35	93.3	10,401
Quarter 3	2015	116,694	3.14	92.7	10,927
Quarter 4	2015	115,079	3.34	93.1	11,515
Year	2015	440,079	3.25	93.0	42,804
Quarter 1	2016	114,527	3.16	93.0	10,822
Quarter 2	2016	120,590	3.47	93.1	12,510
Quarter 3	2016	133,375	3.36	93.2	13,428
Quarter 4	2016	142,169	3.21	92.8	13,591
Year	2016	510,661	3.30	93.0	50,351
Quarter 1	2017	124,225	3.42	93.7	12,794
Quarter 2	2017	136,163	3.08	92.8	12,518
Quarter 3	2017	136,064	3.52	93.6	14,396
Quarter 4	2017	150,755	3.62	93.6	16,425
Year 2017	2017	547,207	3.41	93.4	56,133
January	2018	33,960	3.58	93.6	3,656
February	2018	38,509	3.51	93.5	4,064

Gold production for the Quarter was higher than previous quarters due to increased tonnes milled and higher grade. Tonnes milled and grade in the Quarter are discussed in Section 4.4 of this MD&A; gold recoveries in the Quarter are discussed in Section 4.5 of this MD&A.

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4.4	Underground

Tonnes milled in the Quarter were 6.0% higher than the comparable quarter and 10.8% higher than the preceding quarter. The increase in tonnes milled reflects the measures taken in previous quarters to alleviate some of the remaining logistical constraints on 22 level (750 metres). However, it must be noted that the logistical issues on 22 level will not be fully resolved until the Central Shaft is commissioned. From early December, 2017, mid-shaft loading was instituted using the Central Shaft infrastructure. This allows horizontal development to take place on 26 level (870 metres below surface) from Central Shaft towards Number 4 Shaft and reduces the amount of waste that needs to be moved along 22 level, thereby alleviating some of the logistical pressure on this level and on Number 4 Shaft. The implications of mid-shaft loading are discussed in section 4.7.

The grade in the Quarter was higher than the previous quarter due to increased tonnage from below 750 metres from the Blanket and AR South declines and from Eroica above 750 metres.

The outlook for Caledonia, including production and earnings guidance for 2017 and 2018, is discussed in Section 4.9.

4.5       Metallurgical Plant

Plant throughput in the Quarter was 69.6 tonnes per hour (“tph”) compared to 66.2tph in the preceding quarter. The increase in plant throughput was due to the higher tonnes mined. Plant recovery in the Quarter remained unchanged from the preceding quarter at 93.6%.

The plant continues to operate to expectation with minimal disturbances and following the recent upgrades is now in a position to handle full production at 80,000 ounces per year.

4.6	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[5], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost (“AISC”) per ounce[5], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from the LTIP less silver by-product revenue and the export incentive credit; and

iii.	All-in cost per ounce[5], which shows the all-in sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per Ounce of Gold Sold ($/ounce)
	3 Months to December 31		12 Months to December 31
	2016	2017	2016	2017
On-mine cost per ounce[5]	614	556	636	633
AISC per ounce[5]	843	901	912	847
All-in cost per ounce[5]	1,245	1,113	1,221	1,162

Per-ounce costs are calculated on the basis of sales (which is production adjusted for work-in-progress) and not production, so that an accurate value can be ascribed to the royalty. On-mine costs comprise labour, electricity, consumables and other costs which include security and insurance. The reconciliation of IFRS production costs to on-mine production costs set out in Section 10.1 shows that IFRS production costs were 29.1% higher in the Quarter compared to the comparable quarter but the on-mine production cost (i.e. after removing exploration and rehabilitation costs and intercompany adjustments) was only 10% higher. As the number of ounces sold in the Quarter was 20% higher than in the comparable quarter, the on-mine cost per ounce decreased by 9.5% from $614 per ounce to $556 per ounce. The on-mine cost per ounce for 2017 decreased by 0.4% from $636 per ounce to $633 per ounce.

__________________________

5 On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to Section 10 for a reconciliation of these amounts to IFRS.

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AISC per ounce increased by 6.9% in the Quarter compared to the comparable quarter from $843 per ounce to $901 per ounce. The increase was largely due to the recognition in the fourth quarter of 2016 of the export incentive credit of $1,104 for the full year of 2016 when the amount for the period January 1, 2016 to November 30, 2016 had been received from the Zimbabwean authorities in December 2016. Thereafter, the export incentive credit was recognised on an accrual basis. A more accurate representation of the change in AISC per ounce is therefore provided by comparing the cost for the whole Year to the cost for the full year 2016. The AISC for the Year reduced by 7.1% from $912 per ounce to $847 per ounce due to an increase in the export incentive and lower general and administrative expenses the combined effect of which was reduced by a higher charge in respect of the LTIP. The increase in the export incentive was due to the increase in the incentive rate from 2.5% to 3.5% of revenues as well as higher revenues.

All-in costs include investment in expansion projects which remained at a high level in the Quarter due to the continued investment in Blanket’s capital projects, which are discussed in Section 4.7 of this MD&A.

4.7       Capital Projects

The main capital development project is the Central Shaft, which was originally intended to be sunk in one single phase from surface to 1,080 metres. The shaft has reached 30 level (990 metres) and work has commenced on establishing the station on this level. The station on 26 level (870 metres) was established in the previous Quarter. The second winder at Central shaft has been installed and is mechanically complete; work on the power installation is approximately 60% complete.

Continued exploration over the past three years has improved the understanding of the ore bodies below 22 level and, as discussed in Section 5, has resulted in a further increase in resources below 750 metres. Accordingly, on November 10, 2017, the Company announced that it intends to continue to sink the Central Shaft by two further production levels to a depth of 1,330 metres.

In addition, as noted in Section 4.4, in early December 2017 mid-shaft loading of waste material on 26 level commenced using the infrastructure at Central Shaft. This increase in waste hoisting capacity should accelerate the horizontal development on 26 level from Central Shaft towards the Blanket section ore bodies and should facilitate the rapid opening of the AR Main and AR South ore bodies on 26 level. Mid-shaft loading should also reduce the logistical pressure on 22 level.

Capital development was curtailed in the Quarter so that ore production could be prioritised. 281 metres of capital development were achieved in the Quarter compared to 708 metres in the preceding quarter. Development work resumed in 2018 on the extraction haulages on 26 level on No.2 orebody, on 22 level at Eroica and at the Blanket Quartz Reef, on the deep-drilling exploration crosscuts and on the continuation of the declines at AR South and AR Main.

4.8       Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this Section refers to the Zimbabwe company that owns Blanket mine) were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans as at December 31, 2017 was $31.01 million (December 31, 2016: $31.46 million). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket Mine; 80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Blanket Mine declared dividends of $5 million in the Year which resulted in a reduction on the outstanding balance of the facilitation loans in the Year. The dividends attributable to GCSOT, which holds 10% of Blanket, will be withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $2.6 million at December 31, 2017 (December 31, 2016; $3.0 million). The reduction in the outstanding balance of the advance dividend was also due to the dividends which were declared by Blanket in the Year.

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The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. On June 23, 2017 a modification to the facilitation loans was agreed which reduced the rate of interest on the facilitation loans from LIBOR plus 10% to the lower of 7.25% payable quarterly, or 80% of the dividend paid in the quarter by Blanket which is attributable to indigenous shareholders. The reduction in the interest rate is retrospectively applied from January 1, 2017 and reflects the general lowering of interest rates in Zimbabwe. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Consolidated Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 announced a relaxation in the indigenisation policy which, amongst other things, includes the removal of an indigenisation requirement for gold mining companies. These pronouncements passed into law in March 2018. In light of the changed legislation, the Blanket (which expression in this paragraph means the company owning Blanket Mine) and Caledonia boards have agreed to implement a rights issue at Blanket of up to $4 million which will be underwritten by Caledonia’s 100% subsidiary in Zimbabwe. Blanket will use the proceeds of the rights issue to advance work on certain of Blanket’s satellite properties, as discussed in section 5.2 of this MD&A. Assuming that the Blanket’s indigenous shareholders do not subscribe for shares in accordance with their rights, it is expected that the shareholdings of Blanket’s indigenous shareholders will be diluted from the current level of 51% to below 50% and a corresponding increase in Caledonia’s shareholding in Blanket from 49% to over 50%. Caledonia will also evaluate the potential to buy back the shareholdings in Blanket that are currently held by certain indigenous partners. However, it is our intention to retain the employee and community shareholders (both of which currently hold 10% of Blanket each) as long term shareholders of Blanket. Any transactions would reflect the value of the indigenous shareholder’s shareholding in Blanket after deducting the value of the outstanding facilitation loans. At this stage there is no certainty that agreement will be reached on transactions in respect of any shareholding.

4.9       Opportunities and Outlook

Revised Investment Plan to Increase Production and Extend Mine Life

Continued exploration over the past three years has improved the understanding of the gold resources below 22 level and, as discussed in Section 5, has resulted in a further increase in resources below 750 metres. Accordingly, on November 10, 2017, the Company announced that it intends to continue to sink the Central Shaft by two further production levels to a depth of 1,330 metres. The decision to extend the Central Shaft to 1,330 metres will not adversely affect the targeted increase in production to 80,000 ounces of gold by 2021 but it will potentially increase Blanket’s projected life-of-mine by a further four years to 2031.

Production Guidance

On October 5, 2017 Caledonia narrowed the range of its production guidance for 2017 from between 52,000 and 57,000 ounces of gold to a range of 54,000 and 56,000 ounces of gold. Actual production for 2017 of 56,133 ounces was slightly higher than the top end of production guidance. Production guidance for 2018 is in the range of 55,000 to 59,000 ounces of gold. This is forward looking information as defined by National Instrument 51-102. Refer to Section 18 of the MD&A for further information on forward looking statements.

Cost Guidance

The estimated on-mine cost for 2017 was in the range of $615 to $645 per ounce; the actual on-mine cost per ounce for 2017 was $633 which was inside the target range. The estimated AISC per ounce for 2017 was in the range of $820 to $860 per ounce; the actual AISC per ounce in 2017 was $847 per ounce, which was inside the target range.

The estimated on-mine cost for 2018 is in the range of $650 to $685 per ounce and the estimated AISC for 2018 is in the range of $845 to $890 per ounce. The projected increased cost per ounce in 2018 is due to the introduction of new equipment to mine areas below 750 metres which will result in temporary, additional maintenance and operating costs prior to the commissioning of the Central Shaft in 2020.

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Earnings Guidance

Earnings guidance for 2017 was between 120 cents and 155 cents per share, assuming a gold price of $1,275 per ounce and using the 2017 production and earnings guidance and excluding deferred taxation; adjusted EPS6 (the principal adjustment being the elimination of deferred taxation) for 2017 was 134.5 cents which was inside the target range. Earnings guidance for 2018 assuming a gold price of $1,260 per ounce and the guidance set out above for production and costs is between 130 and 150 cents per share.

Exploration

Caledonia intends to continue its exploration efforts at the Blanket Mine as discussed in Section 5.1 of this MD&A. Following the relaxation in the indigenisation legislation in Zimbabwe, the boards of Blanket (which expression in this paragraph means the company owning Blanket Mine) and Caledonia have approved a proposal for Caledonia to subscribe for up to $4 million of new equity in Blanket which will be used to conduct further evaluations on certain of Blanket’s satellite projects, as discussed further in Section 5.2 of the MD&A.

Changes in Indigenisation Legislation

As discussed in Section 4.8 of this MD&A, in light of the changed legislation, the Blanket (which expression in this paragraph means the company owning Blanket Mine) and Caledonia boards have agreed to implement a transaction which is expected to result in the dilution of the shareholdings of Blanket’s indigenous shareholders from the current level of 51% to below 50%. Caledonia will also evaluate the potential to buy back the shareholdings in Blanket that are currently held by certain Indigenous partners. However, it is our intention to retain the employee and community shareholders (both of which currently hold 10% of Blanket each) as long term shareholders of Blanket. Any transactions would reflect the value of the Indigenous shareholder’s shareholding in Blanket after deducting the value of the outstanding facilitation loans. At this stage there is no certainty that agreement will be reached on transactions in respect of any shareholding.

Strategy

Caledonia’s strategic focus is on implementing the Investment Plan at Blanket on schedule and within budget. Caledonia’s board and management believe the successful implementation of the Investment Plan remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future.

5          EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1       Blanket Exploration

A total of 6,684 metres of core drilling was completed in the Quarter compared to 6,235 metres in the preceding quarter. Drilling in the Quarter was targeted at Blanket Section, AR Main and AR South (North-South and East-West Limbs) between 22 level and 34 level elevations.

On November 2, 2017 the Company announced that total Measured and Indicated resources at Blanket Mine had increased by 14% from 4.94 million tonnes at December 2016 to 5.62 million tonnes as at August 31, 2017. Contained gold within the Measured and Indicated resources increased by 6% from 671,000 ounces in December 2016 to 714,000 ounces in August 31, 2017 at a grade of 3.95g/t. Inferred resources have increased by 47% from 3.76 million tonnes in December 2016 to 5.53 million tonnes as at August 31, 2017 containing 887,000 ounces of gold at a grade of 4.99g/t.

The update resulted in a modest decline in the average grade of the resources in the Indicated category as a result of additional infill drilling data although the average resource grade remains well above the current mill feed grade. Caledonia expects the mined grade to trend upwards over time as higher-grade resources are accessed at depth.

__________________________

6 Adjusted EPS is a non-IFRS measure. Refer to Section 10 of this MD&A for a reconciliation to IFRS.

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Blanket Total Resources (effective August 31, 2017)
Resource Category	Tonnes (Mt)		Grade (g/t)		Contained Gold (koz)
	Dec 16	Aug 17	Dec 16	Aug 17	Dec 16	Aug 17	% change
Measured (M)	1.53	1.81	4.04	3.9	199	227	14%
Indicated (I)	3.41	3.81	4.31	3.98	473	488	3%
Total M&I	4.94	5.62	4.23	3.95	671	714	6%
Inferred	3.76	5.53	4.99	4.99	604	887	47%

Notes:

1. Tonnages refer to in-situ tonnes prior to the application of modifying factors.

2. All figures are in metric tonnes.

3. Pay limit for Blanket Mine is 1.96 g/t.

4. Pay Limit based on: gold = USD1,214/oz; Direct Cash Cost (C1) = 66 USD/t milled.

5. Tonnage and grade have been rounded and this may result in minor adding discrepancies.

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

The above tables use the terms “inferred resources” and “indicated resources.” While these terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. They have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred or Indicated Mineral Resource will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred or indicated resource exists or is economically mineable.

All resources for Blanket are shown on a 100% basis; Caledonia owns 49% of Blanket

The Mineral Reserve and Resource estimates set out below have been reviewed and approved by Paul Matthews, Caledonia’s Qualified Person.

Caledonia adopts a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into resource inventory. Resources that are below the pay limit are reviewed on an annual basis.

5.2       Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 93 claims covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration.

Blanket’s main exploration efforts on the satellite properties were focused on the GG and the Mascot exploration prospects which, based on past production records, were believed to have the greatest potential. Due to the continued high level of capital investment in terms of the Investment Plan and Blanket’s limited funding capacity, exploration work at GG and Mascot was suspended in 2016 and resources were re-deployed at Blanket.

During the Quarter a pilot plant was commissioned to treat material from the GG prospect and 2,196 tonnes of material were processed during the Quarter at an average feed grade of 3.13g/t and a gold recovery of 54%. Further trials will be conducted to ascertain whether recoveries can be improved. However, at the current recovery rate, above feed grade and at the prevailing gold price, gold can be extracted profitably from GG material.

Following the relaxation in indigenisation legislation as discussed in Section 4.8, the boards of Blanket and Caledonia have agreed to implement at rights issue by Blanket in which Caledonia’s 100% Zimbabwean subsidiary is expected to subscribe for approximately $4 million of new equity in Blanket (on the assumption that the other shareholders of Blanket will not subscribe for shares) which will be used to undertake geological and metallurgical evaluations of the following satellite properties: GG, Mascot, Penzance, Abercorn, Cinderella and Eagle Vulture.

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6.	INVESTING

An analysis of investment in the Quarter, the quarters during 2017 and the years 2015, 2016 and 2017 is set out below.

($’000’s)	2015 Year	2016 Year	2017 Q1	2017 Q2	2017 Q3	2017 Q4	2017 Year
Total Investment	16,567	19,159	3,370	4,421	7,094	6,064	20,949
Blanket	16,567	19,146	3,370	4,421	7,094	6,054	20,939
Other	-	13	-	-	-	10	10

All further investment at Blanket and the satellite properties is expected to be funded from Blanket’s internal cash flows, the proceeds of its rights issue and its Zimbabwean borrowing facilities.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. No equity financing took place in the Quarter and none is currently planned. Blanket has an unsecured $4 million overdraft facility in Zimbabwe which is repayable on demand. At December 31, 2017 0.3 million (2016 $Nil) of the facility was drawn. In October 2016 Blanket drew down a $3 million two-year term facility of which $1.486 million (2016:$2.028 million) remained payable as at December 31, 2017.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at December 31, 2017 and each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources ($’000’s)
As at	Sept 30 2016	Dec 31 2016	Mar 31 2017	June 30 2017	Sept 30 2017	Dec 31 2017
Overdraft	1,549	-	130	-	-	311
Term facility	-	2,987	2,676	2,340	1,999	1,486
Cash and cash equivalents in the statement of cashflows (net of overdraft)	12,390	14,335	11,722	10,878	11,830	12,756
Working capital	14,682	15,960	16,245	14,284	11,828	12,311

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A. The overdraft facility is held by Blanket with a Zimbabwean bank and is unsecured and repayable on demand. The term facility is held by Blanket with a Zimbabwean bank, is secured and has a two-year term with equal quarterly repayments. The Company’s liquid assets as at December 31, 2017 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of $31.05 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Consolidated Financial Statements). The company has the following contractual obligations as at December 31, 2017.

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Payments due by Period ($’000’s)
Falling due	Within 1 year	1-3 years	4-5 years	After 5 years	Total
Trade and other payables	12,660	-	-	-	12,660
Term Loan	1,486	-	-	-	1,486
Provisions	928	65	282	2,522	3,797
Capital expenditure commitments	2,125	-	-	-	2,125

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $23.2 million between January and December 2018 to maintain Blanket’s existing operations and implement the Investment Plan which is discussed in Sections 4.7 and 4.9 of this MD&A. Blanket also intends to invest approximately $4 million on geological and metallurgical evaluations at certain of the satellite properties as discussed in section 5.2 of this MD&A. Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facility. Caledonia has no obligations in respect of capital or operating leases. As of December 31, 2017, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines7 – if and when those mines are permanently closed – at an estimated discounted cost of $3.7 million.

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1       Cost per ounce

Non-IFRS performance measures such as “on-mine costs per ounce”, “AISC per ounce” and “all-in costs per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles “on-mine costs per ounce”, “AISC per ounce” and “all-in costs per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

__________________________

7 Eersteling Mine is a South African gold property, which has been held on care and maintenance for several years.

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Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s unless otherwise indicated)	3 Months to December 31		12 Months to December 31
	2016	2017	2016	2017
Production cost (IFRS)	6,873	9,188	32,086	36,180
Cash settled share-based payment expense included in production cost	-	(311)	-	(311)
Less exploration and site restoration costs	(307)	(602)	(661)	(933)
Other cost and intercompany adjustments	1,309	396	535	563
On-mine production cost	7,875	8,671	31,960	35,499
Gold sales (oz)	12,833	15,594	50,269	56,059
On-mine costs per ounce ($/oz)	614	556	636	633

Royalty	583	986	2,923	3,498
Export incentive	(1,104)	(689)	(1,104)	(2,446)
Exploration, remediation and permitting	57	245	311	316
Sustaining capital development	1,369	2,809	3,792	3,509
Administrative expenses	2,030	1,370	7,263	5,911
Less Zambian expenses	(17)	-	(17)	-
Silver by-product credit	(15)	(19)	(62)	(74)
Cash settled share-based payment expense	41	369	788	976
Cash settled share-based payment expense included in production cost	-	311		311
AISC	10,819	14,053	45,854	47,500
Gold sales (oz)	12,833	15,594	50,269	56,059
AISC per ounce ($/oz)	843	901	912	847

Permitting and exploration expenses	56	46	181	183
Non-sustaining capital expenses	5,120	3,256	15,367	17,441
Total all in cost	15,995	17,355	61,402	65,124
Gold sales (oz)	12,833	15,594	50,269	56,059
All-in costs per ounce ($/oz)	1,245	1,113	1,221	1,162

10.2       Average realised gold price per ounce

“Average realised gold price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance. The table below reconciles “average realised gold price per ounce” to the revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce ($’000’s unless otherwise indicated)
	3 Months to December 31		12 Months to December 31
	2016	2017	2016	2017
Revenue (IFRS)	15,251	19,599	61,992	69,762
Revenues from sales of silver	(15)	(18)	(62)	(74)
Revenues from sales of gold	15,236	19,581	61,930	69,688
Gold ounces sold (oz)	12,833	15,594	50,269	56,059
Average realised gold price per ounce (US$/oz)	1,187	1,256	1,232	1,243

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10.3       Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company ($’000’s unless otherwise indicated)
	3 Months to December 31		12 Months to December 31
	2016	2017	2016	2017
Profit attributable to owners of the Company (IFRS)	3,258	3,232	8,526	9,384
Add back/(deduct) amounts attributable to owners of the company in respect of:
IFRS 19 adjustment	40	50	80	100
Other income	(226)	-	(226)	-
Zambian expenses	17	-	17	-
Foreign exchange loss	173	464	505	380
Equity-settled share-based expense arising on modification to indigenisation loans	-	-	-	806
Deferred tax	1,067	1,408	4,611	3,696
Sale of Blanket Mine treasury bills	-	-	(3,202)	-
Adjusted profit	4,329	5,154	10,311	14,366
Weighted average shares in issue (m)*	10,457	10,608	10,457	10,608
Adjusted EPS (cents)	41.4	48.6	98.6	135.4

* On June 26, 2017 the Company consolidated its issued shares on an effective basis of 1 share for every 5 previously owned.

Per share information for the Quarter reflects the revised shares in issue following the implementation of the effective 1 for 5 share consolidation on June 26, 2017. Per share information for all prior periods has been restated accordingly.

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12.	CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are set out in the Consolidated Financial Statements which have been publicly filed on SEDAR at www.sedar.com. In preparing the Consolidated Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Consolidated Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4(t) of the Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Consolidated Financial Statements is included in the following notes:

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i)                 Indigenisation transaction

The directors of CHZ performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of the National Indigenisation and Economic Empowerment Fund (“NIEEF”);

(b)	20% of the 15% shareholding of Fremiro Investments (Private) Limited (“Fremiro”); and

(c)	100% of the 10% shareholding of GCSOT.

•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At June 30, 2017 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

ii)	Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for Eersteling Gold Mining Company Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)	Functional and presentation currency

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entities’ functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

iv)	Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

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v)	Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

vi)	Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 23.2 to the Consolidated Financial Statements.

vii)	Impairment

At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

13. FINANCIAL INSTRUMENTS

Commodity risk

Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. Caledonia does not use any financial instruments to manage its exposure to commodity risk. Caledonia will re-assess the requirement for any hedging in the context of, inter alia, the prevailing gold price and Blanket’s production rate and cash generation capacity.

Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled in October 2017; the VAT receivable is outside the agreed terms of such refunds.

Impairment losses

None of the trade and other receivables is impaired.

Liquidity risk

All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months. The two-year term loan is repayable in equal quarterly instalments from April 2017 until October 2019.

Currency risk

A small proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in United States Dollars in the Consolidated Financial Statements.

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The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short-term liquidity requirements.

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments. The inaugural dividend did not relate to any specific accounting period. Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share. The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.

Following the announcement on December 16, 2015 that henceforth Caledonia would report its financial results in United States Dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in US Dollars as 1.125 US cents. A further quarterly dividend of 1.125 US cents was paid at the end of April 2016.

On July 5, 2016 Caledonia announced an increased quarterly dividend of 1.375 US cents per share, which was paid at the end of July 2016; further dividends of 1.375 US cents were paid at the end of October 2016 and January and April 2017.

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 US cents which was paid on July 28, 2017, on October 27, 2017 and on January 26, 2018. The dividend of 6.875 US cents per share effectively maintains the dividend at the previous level of 1.375 US cents per share, after adjusting for the effect of the consolidation. The quarterly dividend of 6.875 US cents per quarter is Caledonia’s current dividend policy which it is envisaged will be maintained.

15.	MANAGEMENT AND BOARD

There were no changes to the management structure during the period under review.

Mr Jim Johnstone retired as a non-executive director on August 14, 2017. He retired as an executive with the Company in 2006, but continued as a non-executive director. The board and management of Caledonia would like to express their sincere appreciation to Mr. Johnstone for his diligent and valued service to the Company during the last two decades and his astute and helpful contributions on the board as a non-executive director. Mr. Johnstone will continue to make himself available to provide his advice to the Company in a consultancy capacity. Following Mr. Johnstone’s retirement, the board comprises two executive and four non-executive directors.

16.	SECURITIES OUTSTANDING

As at March 20, 2018 Caledonia had 10,603,153 common shares issued. As at March 20, 2018, outstanding options to purchase common shares (“Options”), as adjusted following the consolidation, are as follows:

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Number of Options	Exercise Price	Expiry Date
	Canadian $
5,000	4.00	Oct 8, 2020
18,000	11.50	Oct 13, 2021
5,000	8.10	May 30, 2022
10,000	9.30[8]	Aug 25, 2024
38,000

The OEICP allows that the number of shares reserved for issuance to participants under the OEICP, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant options on a further 1,032,315 shares as at March 20, 2018.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Risks such as interest rate, foreign exchange and credit risks are considered in notes 6 and 27 to the Consolidated Financial Statements and mentioned at Section 13 above. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing. Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs. Liquidity risk also includes the risk that Caledonia may be unable to extract sufficient cash from Zimbabwe due to the shortage of foreign exchange in Zimbabwe.

•	Availability of foreign exchange: The Company needs access to foreign exchange in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. No assurance can be given that sufficient foreign exchange will continue to be available.

•	Exploration Risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. Blanket has embarked on development and exploration programmes as set out in Sections 4.7 and 5. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•	Development Risk: The Company is engaged in development activities at Blanket Mine and the satellite properties including the implementation of the Investment Plan as set out in Section 4.9 of this MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations, currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•	Production Estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

__________________________

8 The exercise price of CAD$9.30 per share for these and the options below was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate.

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•	Mineral Rights: The Company’s existing mining claims, licences and permits are in good standing. The Company has to pay fees etc. to maintain its claims and licence. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect claims and licences.

•	Metal Prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Caledonia does not hold any instruments to limit the effect of adverse gold price movements. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has historically resulted in frequent interruptions to the power supply at Blanket Mine. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff. The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties. More recently, production at Blanket has been adversely affected by fluctuations in the voltage of the incoming electricity supply. Blanket has addressed this issue by installing equipment to regulate the incoming electricity supply.

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at Blanket Mine is depleted. The Caledonia and Blanket management teams have been augmented so that, if required, they could provide appropriate support to Blanket if this was required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced or judgements may not be upheld; restrictions on the movement of currency and the availability of exchange to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets. Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket’s production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity failed to pay Blanket in the period of hyper-inflation which existed prior to the adoption of the multi-currency system by Zimbabwe in early 2009.

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18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Investment Plan; costs associated with the life of mine plan; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Shareholders, potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking information. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders, potential shareholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

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The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s DC&P as of December 31, 2017. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at December 31, 2017, the Company’s DC&P were effective.

The Company also established and maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The Company’s board approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and recommends the financial statements to the board of directors for approval.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of the Company’s ICFR as at December 31, 2017. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as at December 31, 2017, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

20.	QUALIFIED PERSON

Paul Matthews (BSc (Hons) Geology) is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Matthews is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Matthews has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.

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